Exhibit 1

MIND CTI Reports Third Quarter 2017 Results

Yoqneam, Israel, November 6, 2017 MIND C.T.I. LTD. – (NasdaqGM:MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises, today announced results for its third quarter ended September 30, 2017.

The following will summarize our major achievements in the third quarter of 2017, as well as our business. Full financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Q3 2017 Financial Highlights

●	Revenues were $4.6 million, compared to $4.5 million in the third quarter of 2016 and $4.6 million in the second quarter of 2017.
●	Operating income was $1.4 million, or 31% of total revenues, compared to $1.3 million, or 29% of total revenues in the third quarter of 2016 and $1.2 million, or 27% of total revenues in the second quarter of 2017.
●	Net income was $1.2 million, or $0.06 per share, compared to $1.1 million, or $0.06 per share in the third quarter of 2016.
●	Multiple follow-on orders.
●	Cash flow from operating activities was $1.7 million.
●	Cash position was $16.9 million as of September 30, 2017.

Nine Months Financial Highlights

●	Revenues were $13.6 million, compared to $13.4 million in the first nine months of 2016.
●	Operating income was $3.6 million, or 26% of total revenues, compared to $3.4 million, or 26% of total revenues in the first nine months of 2016.
●	Net income was $4.0 million, or $0.21 per share, compared to $3.3 million, or $0.17 per share in the first nine months of 2016 (net income in the nine months period includes a one-time net capital gain of $0.9 million)
●	Cash flow from operating activities in the first nine months of 2017 was $2.0 million.

As of September 30, 2017 we had 248 employees, compared with 267 as of September 30, 2016 and 248 as of June 30, 2017.

Monica Iancu, MIND CTI CEO, commented: “For the last few years, communications service providers encounter major challenges as the economics of running a network remain complex and increased data traffic does not necessarily translate into increased profits. Operators continue to develop new service offerings to improve revenues and at the same time attempt to reduce cost, both capex and opex, in order to increase profitability. Our customers, tier 2 and 3 carriers, are under severe pressure as they compete against larger operators, with hefty advertising budgets. Planning ahead for this expected market shift, we had improved our operating efficiency and productivity. In parallel, we invested in developing the next versions of our platforms and we will continue to invest in expanding our offering.”

Revenue Distribution for Q3 2017

Revenues in the Americas represented 76.3%, revenues in Europe represented 15.2% and revenues in the rest of the world represented 8.5% of our total revenues.

Revenues from customer care and billing software totaled $3.8 million, or 82% of total revenues, while revenues from enterprise call accounting software totaled $0.8 million, or 18% of our total revenues.

Revenues from licenses were $0.6 million, or 13% of total revenues, while revenues from maintenance and additional services were $4.0 million, or 87% of our total revenues.

Follow-on Orders

We always strive to maintain the highest support level possible and to have happy customers. With this in mind, we adopted the Agile methodology where we assign a dedicated team to customization tasks. This methodology enables us to better serve our customers and as always, our follow-on orders reconfirm their satisfaction.

This quarter’s follow-on orders include an upgrade to our latest Version 8 (third customer to upgrade to our new version), agreements to support enhancements related to deployment of Voice over LTE (VoLTE), support for EMV (credit card payments, cards with chip), mobile payments, IMS integration for billing and provisioning as well as specific customizations and additional professional services.

Fluctuation in Taxes

As previously mentioned, on a quarterly basis we incurred high fluctuation in taxes. Taxes include provisions for income taxes paid in our different locations at very different tax rates.

Also, as previously mentioned, there is a change in the Israeli tax legislation, starting 2017. We have applied for a significantly lower income tax rate, based on incentive plans approved in 2017 under the Encouragement of Capital Investments Law. In case we obtain a tax pre-ruling that classifies us in Israel as a Preferred Technological Enterprise, we expect that our tax expenses will be significantly lower and that the influence on our results for the first nine months of 2017 might be up to $0.5 million less in taxes on income expense.

The third quarter financial results do not reflect our expectations of a lower tax rate, as there is no certainty that we will obtain such a pre-ruling.

Update on Pursuit of Acquisitions

As we previously announced, given our strong cash position and our experienced organization, we believe that we are well positioned and have the required resources to respond to market needs and at the same time focus on targeting potential acquisitions that could benefit the company’s growth. Our active pursuit is focused on acquisition targets at reasonable valuations that satisfy the criteria we defined: proven revenues, complementary technology, geography and expected accretion to earnings within two to three quarters.

In the last two years, when evaluating acquisition targets, we faced increased competition from cash-rich corporations as well as the private equity industry, both sectors having high liquidity that they allocate to M&A activities.

The excess of demand for deals has pushed valuations to highs, making it ever more challenging for us to find attractive deals.

About MIND

MIND C.T.I. Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania and Israel.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements.” These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company’s filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND C.T.I. Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

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MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
	U.S. dollars in thousands (except per share data)

Revenues	$4,557	$4,478	$13,570	$13,372
Cost of revenues	1,415	1,661	5,230	5,298
Gross profit	3,142	2,817	8,340	8,074
Research and development expenses	977	867	2,594	2,760
Selling and marketing expenses	348	374	944	846
General and administrative expenses	422	263	1,244	1,051
Operating income	1,395	1,313	3,558	3,417
Gain on disposal of a subsidiary	-	-	893	-
Financial income - net	116	44	563	383
Income before taxes on income	1,511	1,357	5,014	3,800
Taxes on income	270	240	976	474
Net income	$1,241	$1,117	$4,038	$3,326

Earnings per share:
Basic and diluted	$0.06	$0.06	$0.21	$0.17
Weighted average number of shares used in computation of earnings per share in thousands:

Basic	19,298	19,233	19,291	19,226
Diluted	19,312	19,297	19,521	19,287

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MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2017	2016
	Unaudited	Audited
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$5,306	$9,165
Short-term bank deposits	5,433	5,033
Marketable securities	5,505	4,784
Accounts receivable, net:
Trade	827	1,098
Other	507	176
Prepaid expenses	475	319
Deferred cost of revenues	36	-
Inventory	5	5
Total current assets	18,094	20,580

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Marketable securities - available-for-sale	552	832
Long-term deposits	101	-
Severance pay fund	1,651	1,565
Deferred income taxes	95	95
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	181	498
GOODWILL	5,430	5,430
Total assets	$26,104	$29,000

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$153	$51
Other	1,397	1,233
Deferred revenues	2,904	4,079
Total current liabilities	4,454	5,363

LONG TERM LIABILITIES:
Deferred revenues	441	665
Employee rights upon retirement	1,798	1,687
Total liabilities	6,693	7,715

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	26,132	25,998
Accumulated other comprehensive loss	(793)	(867)
Treasury shares	(1,554)	(1,607)
Accumulated deficit	(4,428)	(2,293)
Total shareholders’ equity	19,411	21,285
Total liabilities and shareholders’ equity	$26,104	$29,000

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MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
	U.S. dollars in thousands
Cash flows from operating activities:
Net income	$1,241	$1,117	$4,038	$3,326
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26	33	78	116
Accrued severance pay	39	(81)	(29)	(47)
Realized loss from marketable securities available-for-sale	-	-	27	-
Unrealized loss (gain) on marketable securities, net	41	12	27	(25)
Share-based compensation expenses	47	38	135	91
Gain on disposal of a subsidiary	-	-	(893)	-
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	28	153	271	1,584
Other	(304)	(132)	(345)	(443)
Decrease (increase) in prepaid expenses and deferred cost of revenues	(12)	124	(192)	42
Increase (decrease) in accounts payable and accruals:
Trade	123	(144)	102	(98)
Other	463	76	164	(942)
Increase (decrease) in deferred revenues	26	935	(1,399)	788
Net cash provided by operating activities	1,718	2,131	1,984	4,392

Cash flows from investing activities:
Purchase of property and equipment	(12)	(2)	(24)	(24)
Severance pay funds	(37)	74	54	21
Proceeds from (Investment in) marketable securities	198	151	(748)	58
Proceeds from marketable securities – available-for-sale	-	270	326	84
Investment in bank deposits	(2,756)	(1,370)	(500)	(2,028)
Proceeds from sale of subsidiary	-	-	1,169	-
Net cash provided by (used in) investing activities	(2,607)	(877)	277	(1,889)
Cash flows from financing activities:
Employee stock options exercised and paid	-	29	53	60
Dividend paid	-	-	(6,173)	(5,192)
Net cash provided by (used in) financing activities	-	29	(6,120)	(5,132)

Increase (decrease) in cash and cash equivalents	(889)	1,283	(3,859)	(2,629)
Balance of cash and cash equivalents at beginning of period	6,195	7,563	9,165	11,475
Balance of cash and cash equivalents at end of period	$5,306	$8,846	$5,306	$8,846

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